SOUTHWESTERN ENERGY COMPANY

10000 Energy Drive

Spring, Texas 77389

October 13, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Liz Packebusch

Re:	Southwestern Energy Company

Registration Statement on Form S-4, as amended

File No. 333-259343

Filed September 3, 2021

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Southwestern Energy Company (the “Registrant”) hereby respectfully requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m., Eastern Time, on October 15, 2021, or as soon as thereafter practicable.

We request that we be notified of such effectiveness by a telephone call to Michelle Gasaway of Skadden, Arps, Slate, Meagher & Flom LLP, the Registrant’s counsel, at (213) 687-5122, and that such effectiveness also be confirmed in writing.

Very truly yours,

SOUTHWESTERN ENERGY COMPANY

By:	/s/ Chris Lacy
Name:	Chris Lacy
Title:	Vice President, General Counsel and Secretary

cc: Skadden, Arps, Slate, Meagher & Flom LLP